UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

Santiago, Chile, February 25, 2025 – CCU announced today its consolidated financial and operating results1,2 for the fourth quarter 2024, which ended December 31, 2024.

•	Consolidated Volumes increased 15.9% (0.1% decrease organic3). Volume performance per Operating segment was as follows:
o	Chile 4.7%
o	International Business 43.3% increase (11.5% decrease organic)
o	Wine (0.3)%

•      Net sales were up 69.1% (56.7% increase organic)

•      Gross profit expanded 75.2% (61.5% increase organic)

•	EBITDA reached CLP 182,621 million[4](CLP 179,727 million organic) a 65.2% increase (62.6% increase organic). The performance per Operating segment was as follows:
o	Chile 23.0%
o	International Business 229.3% increase (216.2% increase organic)
o	Wine 16.0%
•	Net income reached a gain of CLP 74,153 million (CLP 74,336 million organic) an 77.7% increase (78.1% increase organic).
•	Earnings per share reached CLP 200.7 per share (CLP 201.2 per share organic).

Key figures	4Q24	4Q23	Δ % / bps	Organic Δ % / bps	YTD24	YTD23	Δ % / bps	Organic Δ % / bps
(In ThHL or CLP million unless stated otherwise)
Volumes	10,820	9,332	15.9	(0.1)	33,773	33,137	1.9	(5.2)
Net sales	968,078	572,607	69.1	56.7	2,904,566	2,565,556	13.2	9.4
Gross profit	463,084	264,269	75.2	61.5	1,313,609	1,186,944	10.7	6.5
EBIT	137,715	85,038	61.9	59.6	262,702	253,283	3.7	3.5
EBITDA	182,621	110,556	65.2	62.6	415,936	379,402	9.6	9.1
EBITDA margin %	18.9	19.3	(44) bps	72 bps	14.3	14.8	(47) bps	(4) bps
Net income	74,153	41,729	77.7	78.1	160,944	105,653	52.3	52.5
Earnings per share (CLP)	200.7	112.9	77.7	78.1	435.6	285.9	52.3	52.5
Excluding the non-recurring effect of the sale of a portion of land in Chile in 2Q24(4)
EBIT	137,715	85,038	61.9	59.6	234,033	253,283	(7.6)	(7.8)
EBITDA	182,621	110,556	65.2	62.6	387,267	379,402	2.1	1.6
EBITDA margin %	18.9	19.3	(44) bps	72 bps	13.3	14.8	(146) bps	(106) bps
Net income	74,153	41,729	77.7	78.1	140,016	105,653	32.5	32.7

1 For an explanation of the terms used in this report, please refer to the Glossary in Additional Information and Exhibits. Figures in tables and exhibits have been rounded and may not add up exactly to the total shown.

2 All growth or variation references in this Earnings Release refer to 4Q24 compared to 4Q23, unless otherwise stated.

3 In 3Q24 we started consolidating “Aguas de Origen” (ADO), our water business in Argentina, and in 4Q24 we started consolidating our partnership with the Vierci Group (AV) in Paraguay. Organic figures and organic variations presented in this report exclude the effects of the consolidation of these businesses.

4 Results of YTD24 include a non-recurring gain from the sale of a portion of land in Chile in 2Q24, totalizing a gain before taxes of CLP 28,669 million, and a gain after taxes of CLP 20,928 million. At the Operating segments level, this non-recurring effect was accounted in Others/eliminations.

4Q24 PRESS RELEASE

COMMENTS FROM THE CEO

In 2024 CCU delivered higher financial results versus 2023 after a strong turnaround during the second half of the year. Also, we continued to advance in our strategy in a particularly challenging and volatile business environment. Through 2024 we faced a low-twenties contraction in the beer and water industries in Argentina, and a modest economic growth in Chile, that led to flat volumes in the Chile Operating segment. In addition, we experienced cost and expenses pressures coming from the depreciation of our local currencies against the US dollar.

In this context, full-year consolidated EBITDA reached CLP 387,267 million, increasing 2.1% (CLP 415,936 million; a 9.6% increase when a non-recurring gain from the sale of a portion of land in Chile in 2Q24 is included), and full-year consolidated Net Income reached CLP 140,016 million, expanding 32.5% (CLP 160,944 million; a 52.3% increase when the mentioned non-recurring gain is included). The strong turnaround in the second half of the year, where consolidated EBITDA surged by 27.7%, was mainly explained by a solid performance in 4Q24 in all our Operating segments, more than offsetting a challenging first half where we posted a 26.5% decline in EBITDA, as of June 2024. This upward trend was driven by effective initiatives in revenue management and efficiencies in all our Operating segments, enabling us to more than offset the negative impacts in our results from the challenging scenario described above.

The initiatives mentioned above were executed under the regional plan “HérCCUles”, which we started in 2022 and ended in 2024, being key to align the Company under 6 pillars with the objective of recovering financial results, resulting in positive EBITDA and Net income growth, the latter well above inflation in that period, despite an unfavorable external context with devaluation of the currencies and low economic growth in the region.

Regarding our business strategy, during the year, CCU continued strengthening its regional footprint. In July 2024, we started consolidating "Aguas de Origen" (ADO), our water business with Danone in Argentina, which will continue bringing synergies to our operations in that country. In October 2024, we increased our scale in Paraguay through a partnership with the Vierci Group (AV), which includes the PepsiCo license for the production and distribution of beverages, as well as the distribution of snacks. With this association, Paraguay became the second country where the PepsiCo license is part of CCU's brand portfolio, in addition to Chile. At the same time, we continued investing in our brands achieving strong brand preference, especially beer in Chile, and kept reinforcing our digital transformation to support sales execution and drive operational efficiencies in the future. Finally, we were the first to inaugurate a modern PET recycling plant bottle-to-bottle in Chile, named “CirCCUlar”.

From a quarterly perspective, in 4Q24, CCU delivered a solid set of results. Consolidated EBITDA reached CLP 182,6215 million, a 65.2% increase. This result was driven by all our Operating segments. It is important to mention that in 4Q23 the application of IAS 29 from IFRS in Argentina generated a loss of CLP 24,018 million in consolidated EBITDA, versus a gain of CLP 1,095 million in 4Q24. Even when isolating the mentioned effects, consolidated EBITDA expanded robustly by 34.9%. Excluding the inorganic volumes from the consolidation of ADO and AV in Argentina and Paraguay, respectively, volumes were down 0.1% in 4Q24, fully explained by the International Business Operating segment, which continued to contract versus last year, due to Argentina, almost fully offset by an expansion in the Chile Operating segment, while wine volumes were flat. Consolidated Net income reached a gain of CLP 74,153 million, up by 77.7%, driven the better operational result mentioned, and a better Non-operating result, particularly in Argentina.

In terms of our segments, in the Chile Operating segment top line expanded 9.9%, as a result of 4.9% increase in average prices and 4.7% higher volumes. Average prices were boosted by revenue management efforts, partially compensated by negative mix effects, while volumes expanded mainly due to a low comparison base in 4Q23. EBITDA totalized CLP 106,879 million, a 23.0% rise and EBITDA margin grew 208 bps to 19.6%. In the International Business Operating segment, excluding the inorganic volumes from the consolidation of ADO and AV, in Argentina and Paraguay, respectively, organic Net sales recorded a sharp increase, driven by higher organic average prices, which more than offset a 11.5% contraction in organic volumes. Higher organic average prices were mostly caused by a low comparison base due to a negative impact on revenues from the sharp ARS devaluation against the USD in our 4Q23 results[6], and to a lesser extent revenue management initiatives. Organic EBITDA reached CLP 69,873 million, more than tripling versus last year, driven by all the geographies. The Wine Operating segment posted a top line expansion of 21.4%, driven by 21.7% rise in average prices while volumes were flat. Exports expanded during the quarter, being almost fully compensated by the drop in the Argentine domestic market, as Chilean domestic volumes were flat. The better average prices were mostly explained by a favorable comparison base6, a weaker CLP and its favorable impact on export revenues, and positive mix effects. EBITDA reached CLP 12,222 million, a 16.0% growth and EBITDA margin was down 74 bps.

Regarding our main JVs and associated businesses, in Colombia, volumes reached 2.3 million hectoliters in 2024, increasing 7.8%, and we reached positive EBITDA.

To conclude, in 2024 we posted a strong turnaround in our financial results during the second half of the year, expanding EBITDA and Net Income versus 2023 in a challenging business scenario. At the same time, we strengthened our regional footprint. Looking ahead, we are cautious about 2025, as the business scenario will remain volatile and uncertain. Our focus will be on developing our 2025-2027 Strategic Plan, reinforcing our three strategic pillars: Profitability, Growth and Sustainability, with an especial focus on Profitability through revenue management efforts and efficiencies. Finally, I would like to extend my gratitude to all our employees. Their dedication and commitment have been key to navigate challenging times. We will continue to work to ensure sustainable and profitable growth for CCU.

5 Excluding the consolidation of ADO in Argentina and of AV in Paraguay, consolidated EBITDA would have reached CLP 179,727 million.

6 The application of IAS 29 from IFRS in Argentina generated a material impact in 4Q23 results given the sharp depreciation of the ARS against the USD in that quarter. This generated a particularly low comparison base for the International Business Operating segment and the Wine Operating segment when comparing Net sales, Cost of sales, MSD&A expenses, EBIT and EBITDA, versus 4Q24 figures.

4Q24 PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FOURTH QUARTER (Exhibit 1 & 3)

The analysis below considers organic figures, this is, excluding the consolidation of ADO and AV, unless otherwise stated.

•	Net sales were up 56.7% organically, fully driven by 56.9% higher organic average prices in CLP, as consolidated volumes decreased 0.1% organically. The higher organic average prices in CLP were driven by: (i) a 4.9% rise in the Chile Operating segment, related to revenue management initiatives, partially compensated by negative mix effects, (ii) a large increase in the International Business Operating segment, mostly boosted by a favorable comparison base in Argentina[6], and revenue management initiatives, and (iii) a 21.7% growth in the Wine Operating segment, mainly as a result of a favorable comparison base[6], a weaker CLP and its favorable impact on export revenues, and positive mix effects. In terms of organic volumes, the performance was as follows: (i) a 4.7% increase in the Chile Operating segment, in part due to a low comparison base in 4Q23, (ii) a 11.5% organic contraction in the International Business Operating segment, mainly concentrated in Argentina, while all the other geographies experienced volume growth, and (iii) a 0.3% contraction in the Wine Operating segment, where exports expanded during the quarter, being almost fully compensated by a weaker Argentine domestic market, as Chilean domestic volumes were flat.
•	Cost of sales was up 52.6% organically, explained by higher Cost of sales per hectoliter, which expanded 52.8% organically in CLP. Higher Cost of sales per hectoliter was due to: (i) a 7.8% increase in the Chile Operating segment, explained by the 7.3%[7] depreciation of the CLP against the USD and its impact on USD-denominated costs, and higher prices in PET, aluminum and pulp, partially compensated by lower prices in malt and sugar, (ii) an increase in the International Business Operating segment, mostly caused by an unfavorable comparison base in Argentina[6], together with cost pressures coming from the depreciation of the ARS against the USD and its negative impact on USD-denominated costs, and (iii) a 28.8% increase in the Wine Operating segment, also mainly due to the comparison base in Argentina[6], a higher USD-linked costs, and a higher cost of wine.
•	Gross profit reached CLP 426,783 million organic, a 61.5% organic increase, and organic Gross margin was higher by 141 bps.
•	MSD&A expenses were up 62.8% organically in CLP, and as percentage of Net sales, were up 124 bps organically. The higher MSD&A expenses were largely due to: (i) a sharp increase in the International Business Operating segment, caused by an unfavorable comparison base in Argentina[6], partially compensated with efficiencies, and (ii) a 10.2% increase in the Wine Operating segment, also driven by an unfavorable comparison base in Argentina[6], and higher USD denominated marketing expenses, although, as a percentage of Net sales MSD&A expenses improved 298 bps due to efficiencies. The latter was partially compensated by a 1.5% decrease in the Chile Operating segment, due to efficiencies which helped to compensate higher USD-linked expenses and inflation. As a percentage of Net sales MSD&A expenses improved by 344 bps.
•	EBIT reached CLP 137,715 million, and CLP 135,733 million organic, expanding 61.9% and 59.6%, respectively.
•	EBITDA reached CLP 182,621 million, and CLP 179,727 million organic, increasing 65.2% and 62.6%, respectively, driven by all operating segments as follows: the Chile Operating segment expanded EBITDA by 23.0%; the International Business Operating segment expanded 216.2% organically, and the Wine Operating segment by 16.0%. EBITDA margin reached 18.9% and organically reached 20.0%, the latter expanding 72 bps.

As the impact of the consolidation of ADO and AV in the Non-operating result and in Net income is not material, the analysis below considers consolidated figures, this is, including the consolidation of both businesses.

•	Non-operating result totalized a loss of CLP 34,324 million versus a negative result of CLP 54,928 million last year. The lower loss was explained by: (i) a better result in Other gains/(losses) by CLP 16,462 million, mostly caused by derivative contracts[8], specifically, forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency balance positions, (ii) a better result in Foreign currency exchange differences by CLP 16,111 million, due to a lower exposure in foreign currency liabilities in Argentina's balance sheet, and (iii) a lower loss in Results as per adjustment units by CLP 2,643 million, mostly in Argentina. This was partially compensated by: (i) a higher loss by CLP 9,053 million in Net financial expenses, mostly due to a higher debt and higher interest rates, both in Argentina and, (ii) a higher loss in Equity and income of JVs and associated by CLP 5,559 million, largely generated by a positive result in Argentina from ADO in 4Q23, business which since July 2024 is consolidated, and a higher loss in Colombia, due to provisions related to claims regarding the determination of the Consumption tax basis (ICO, Impuesto al consumo).
•	Income taxes reached CLP 21,259 million versus a positive result of CLP 17,693 million last year. The higher taxes were mainly explained by a higher taxable income, generated by a better financial performance in Chile and Argentina.
•	Net income reached a gain of CLP 74,153 million versus a gain of CLP 41,729 million last year, expanding 77.7% explained by the effects mentioned above.

7 The CLP currency variation against the USD considers 2024 average of period (aop) compared with 2023 (aop). Source Central Bank of Chile

8 See Note 32 Other Gain/(Losses) of our Financial Statements ended in December 31, 2024.

4Q24 PRESS RELEASE

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS – FULL YEAR 2024 (Exhibit 2 & 4)

The analysis below considers organic figures, this is, excluding the consolidation of ADO and AV, unless otherwise stated.

•	Net sales were up 9.4% organically, as a result of a 15.4% increase in organic average prices in CLP, partially offset by a 5.2% contraction in organic consolidated volumes. The higher organic average prices in CLP breakdowns as follows: (i) a 4.3% rise in the Chile Operating segment, related to revenue management initiatives, partly offset by negative mix effects in the portfolio; (ii) a 57.1% increase in the International Business Operating segment, driven by revenue management initiatives, which more than compensated the devaluation of the ARS against the USD, and a positive mix effect, and (iii) a 10.6% growth in the Wine Operating segment, mainly boosted by the weaker CLP and its favorable effects on export revenues and a positive mix effect. The lower organic volumes were largely caused by the 18.2% organic contraction in the International Business Operating segment, almost fully explained by Argentina, due to a low-twenties decline in the beer industry, while Paraguay and Bolivia expanded volumes, and Uruguay decreased due to a high comparison base, explained by a water scarcity situation in 2023 which boosted packaged water consumption. The Chile Operating segment, maintained scale, decreasing 0.3%. The Wine Operating segment expanded volume by 1.0% almost fully driven by exports from Chile, which expanded 3.9%, while volumes in the domestic market in Chile were flat and volumes in the Argentine domestic market dropped.
•	Cost of sales grew 12.0% organically, as a consequence of the 18.1% organic increase in Cost of sales per hectoliter. The higher Cost of sales per hectoliter was due to: (i) a 7.1% increase in the Chile Operating segment, explained by the 12.5%[7] depreciation of the CLP against the USD and its impact on USD-denominated costs, partially compensated by lower prices mainly in malt and PET, partially counterbalanced by higher prices in sugar, fruit pulp and aluminum; (ii) a 68.6% organic expansion in CLP in the International Business Operating segment, mostly driven by Argentina due to cost pressures coming from the depreciation of the ARS against the USD; and (iii) a 7.7% increase in the Wine Operating segment driven by higher USD-linked costs, partially compensated by a lower cost of wine.
•	Gross profit reached CLP 1,263,652 million organic, an 6.5% organic expansion. Gross margin was lower by 126 bps.
•	MSD&A expenses were up 11.2% organically in CLP, and as percentage of Net sales, deteriorated 57 bps, mostly explained by the International Business Operating segment, due to Argentina. The breakdown per Operating segment was as follows: (i) in the Chile Operating segment, MSD&A expenses expanded 1.2%, and as a percentage of Net sales improved 93 bps, mainly due to efficiencies which more than offset larger USD-linked expenses and inflation, (ii) in the International Business Operating segment MSD&A expenses in CLP were up 37.9% organically, and as a percentage of Net sales increased 306 bps organically, the latter mainly due to a lower business scale in Argentina impacting negatively fixed-expenses dilution; (iii) in the Wine Operating segment, MSD&A expenses went up 9.1%, although as a percentage of Net sales decreased 74 bps, due to efficiencies which helped to offset higher marketing expenses related to exports which are denominated in USD.
•	EBIT reached CLP 262,702 million, and CLP 262,146 million organic. Excluding the non-recurring gain from a sale of a portion of land in Chile in 2Q24, organic EBIT totalized CLP 233,477 million, a 7.8% organic decrease compared to last year.
•	EBITDA reached CLP 415,936 million, and CLP 414,095 million organic. Excluding the non-recurring gain from a sale of a portion of land in Chile in 2Q24, organic EBITDA totalized CLP 385,426 million, up 1.6% organically compared to last year, posting a strong turnaround in the second half of the year. By Operating segment, the higher organic EBITDA was explained by a 2.4% expansion in the Chile Operating segment and a 30.0% rise in the Wine Operating segment, being partially offset by an 10.5% organic contraction in the International Business Operating segment, mostly concentrated in Argentina, while Paraguay and Bolivia reported an improvement in EBITDA. EBITDA margin reached 14.3%, and organically reached 14.7%, the latter flat versus last year.

As the impact of the consolidation of ADO and AV in the Non-operating result and in Net income is not material, the analysis below considers consolidated figures, this is, including the consolidation of both businesses.

•	Non-operating result totalized a loss of CLP 97,172 million versus a negative result of CLP 150,125 million. The better result was mainly explained by: (i) a lower loss in Foreign currency exchange differences by CLP 48,147 million, due to a lower exposure in foreign currency liabilities in Argentina's balance sheet, (ii) a better result in Other gains/(losses) by CLP 13,221 million, mostly caused by derivative contracts[8], specifically, forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency balance position, (iii) a lower loss in Equity and income of JVs and associated by CLP 9,723 million, driven by non-recurring expenses in 2023 related to the route-to-market integration of ADO into our operation, and a better financial result in Colombia, and (iv) a better result in Results as per adjustment units by CLP 3,304 million, mostly in Argentina. The latter was partially offset by a higher loss by CLP 21,443 million in Net financial expenses, mainly due a higher debt and higher interest rates in Argentina.
•	Income taxes reached a positive result of CLP 11,015 million versus a positive result of CLP 15,267 million last year. The lower positive result was mainly explained by a higher taxable income, partially compensated by positive effects in Argentina from the application of inflation for tax purposes.
•	Net income reached a gain of CLP 160,944 million, expanding 52.3% versus last year. Excluding the non-recurring gain from a sale of a portion of land in Chile in 2Q24, Net income totalized CLP 140,016 million, increasing 32.5%, explained by the effects mentioned above.

4Q24 PRESS RELEASE

HIGHLIGHTS BY OPERATING SEGMENTS – FOURTH QUARTER

CHILE OPERATING SEGMENT

In the Chile Operating segment top line expanded 9.9%, as a result of 4.9% increase in average prices and 4.7% higher volumes. Average prices were boosted by revenue management efforts, partially compensated by negative mix effects, while volumes expanded mainly due to a low comparison base in 4Q23. EBITDA totalized CLP 106,879 million, a 23.0% rise and EBITDA margin grew 208 bps to 19.6%.

We made progress in terms of our Sustainability Strategy “Juntos por un Mejor Vivir” (Living better together). Our PET recycling plant “CirCCUlar” achieved an important new milestone by launching the first PET bottles produced with recycled material in Chile. The chosen brand was Cachantun, our leading mineral water brand. We also led the 9th version of the most extensive recycling campaign in Chile, called “Familias reciclando en modo #BilzYPap” ("Families recycling in a BilzYPap mode") an initiative that invites all Chilean families to recycle PET bottles with more than 700 recycling points across Chile. Under our “Equilibrio Hídrico” (Water Balance agenda), CCU, in partnership with FreshWater, installed innovative water purification devices in two educational entities, providing daily water to children in a zone where water scarcity has been a persistent challenge.

Regarding our brands, CCU was recognized as a leading citizen brand in Chile, ranking 20th, in the 15th edition of the “Marcas Ciudadanas” “Citizen Brands” study conducted by Cadem, Deloitte, and Diario Financiero during the second semester of 2024. This study evaluates 310 brands, out of which 40 were considered citizen brands given their contribution, and impact on the lives of Chileans. Furthermore, CCU's brands Cachantun and Kunstmann achieved first place in the beverages and alcoholic beverages categories, respectively.

As for innovations, we presented new brands and new varieties of existing brands during the quarter, among them are: the launch of H2Oh!, a new lightly sparkling, refreshing, and sugar-free non-alcoholic beverage presented in two flavors, Lima Limón and Naranchelo. This brand addresses the growing consumer demand for variety and healthier options in the market. In the beer category, we launched Sol Mix, with two new flavored varieties designed to expand consumption occasions and broaden the beer market by targeting consumers of other categories.

INTERNATIONAL BUSINESS OPERATING SEGMENT

In the International Business Operating segment, excluding the inorganic volumes from the consolidation of ADO and AV, in Argentina and Paraguay, respectively, organic Net sales recorded a sharp increase, driven by higher organic average prices, which more than offset a 11.5% contraction in organic volumes. Higher organic average prices were mostly caused by a lowcomparison base6 due to a negative impact on revenues from the ARS devaluation against the USD in our 4Q23 results, and to a lesser extent revenue management initiatives. Organic EBITDA reached CLP 69,873 million, more than tripling versus last year, driven by all the geographies.

WINE OPERATING SEGMENT

The Wine Operating segment posted a top line expansion of 21.4%, driven by 21.7% rise in average prices while volumes were flat. Exports expanded during the quarter, being almost fully compensated by the Argentine domestic market, as Chilean domestic volumes were flat. The better average prices were mostly explained by a favorable comparison base6, a weaker CLP and its favorable impact on export revenues, and positive mix effects. EBITDA reached CLP 12,222 million, a 16.0% growth and EBITDA margin was down 74 bps.

During the quarter we launched Donnaluna, a refreshing new wine cocktail, designed to refresh during the warmer months, made with natural essences, lightly sparkling, and low in alcohol and calories. Donnaluna’s varieties have 5.5 degrees of alcohol and are presented in three styles: tinto rosso, rossatto, and bianco.

4Q24 PRESS RELEASE

ABOUT CCU

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits, wine and water industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

CORPORATE HEADQUARTERS

Vitacura 2670, 26th floor

Santiago

Chile

STOCK TICKER

Bolsa de Comercio de Santiago: CCU

NYSE: CCU

CAUTIONARY STATEMENT

Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the CMF (Chilean Market Regulator) and available on our web page.

GLOSSARY

Operating segments

The Operating segments are defined with respect to its revenues in the geographic areas of commercial activity:

•	Chile: This segment commercializes Beer, Non Alcoholic Beverages, Spirits and Cider in the Chilean market, and also includes the results of Transportes CCU Limitada, Comercial CCU S.A., Creccu S.A., Fábrica de Envases Plásticos S.A. y La Barra S.A.
•	International Business: This segment commercializes Beer, Cider, Wine, Non-Alcoholic Beverages and Spirits in Argentina, Uruguay, Paraguay and Bolivia.
•	Wine: This segment commercializes Wine and Sparkling Wine, mainly in the export market reaching over 80 countries, as well as the Chilean and Argentine domestic market.
•	Other/Eliminations: Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between segments.

4Q24 PRESS RELEASE

ARS

Argentine peso.

CLP

Chilean peso.

Cost of sales

Formerly referred to as Cost of Goods Sold (COGS), includes direct costs and manufacturing costs.

Earnings per Share (EPS)

Net income attributable to the equity holders of the parent divided by the weighted average number of shares during the year.

EBIT

Earnings Before Interest and Taxes. For management purposes, EBIT is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes. EBIT is equivalent to Adjusted Operating Result used in the 20-F Form.

EBITDA

EBITDA represents EBIT plus depreciation and amortization. EBITDA is not an accounting measure under IFRS. When analyzing the operating performance, investors should use EBITDA in addition to, not as an alternative for Net income, as this item is defined by IFRS. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled indicators used by other companies. EBITDA is equivalent to ORBDA (Adjusted Operating Result Before Depreciation and Amortization), used in the 20-F Form.

Exceptional Items (EI)

Formerly referred to as Non-recurring items (NRI), Exceptional Items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature.

Gross profit

Gross profit represents the difference between Net sales and Cost of sales.

Gross margin

Gross profit as a percentage of Net sales.

Liquidity ratio

Total current assets / Total current liabilities

Marketing, Sales, Distribution and Administrative expenses (MSD&A)

MSD&A includes marketing, sales, distribution and administrative expenses.

Net Financial Debt

Total Financial Debt minus Cash & Cash Equivalents.

Net Financial Debt / EBITDA

The ratio is based on a twelve month rolling calculation for EBITDA.

Net income

Net income attributable to the equity holders of the parent.

UF

The UF is a monetary unit indexed to the Consumer Price Index variation in Chile.

USD

United States Dollar.

4Q24 PRESS RELEASE

Exhibit 1: Consolidated Income Statement (Fourth Quarter 2024)
Fourth Quarter	2024	2023	Total Δ % / bps
	(CLP million)
Net sales	968,078	572,607	69.1
Cost of sales	(504,994)	(308,338)	63.8
% of Net sales	52.2	53.8	(168) bps
Direct costs	(399,752)	(255,679)	56.3
Manufacturing costs	(105,242)	(52,659)	99.9
Gross profit	463,084	264,269	75.2
% of Net sales	47.8	46.2	168 bps
MSD&A	(328,318)	(181,973)	80.4
% of Net sales	33.9	31.8	213 bps
Other operating income/(expenses)	2,950	2,741	7.6
EBIT	137,715	85,038	61.9
EBIT margin %	14.2	14.9	(63) bps
Net financial expenses	(20,259)	(11,206)	80.8
Equity and income of JVs and associated	(3,068)	2,490	(223.2)
Foreign currency exchange differences	(13,904)	(30,015)	(53.7)
Results as per adjustment units	(5,501)	(8,144)	(32.4)
Other gains/(losses)	8,409	(8,053)	(204.4)
Non-operating result	(34,324)	(54,928)	(37.5)
Income/(loss) before taxes	103,391	30,110	243.4
Income taxes	(21,259)	17,693	(220.2)
Net income for the period	82,133	47,803	71.8

Net income attributable to:
The equity holders of the parent	74,153	41,729	77.7
Non-controlling interest	(7,980)	(6,073)	31.4

EBITDA	182,621	110,556	65.2
EBITDA margin %	18.9	19.3	(44) bps

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	200.7	112.9	77.7
Earnings per ADR (CLP)	401.4	225.9	77.7

Depreciation	44,905	25,518	76.0
Capital Expenditures	41,579	29,804	39.5

4Q24 PRESS RELEASE

Exhibit 2: Consolidated Income Statement (Twelve months ended on December 31, 2024)
YTD as of December	2024	2023	Total Δ % / bps
	(CLP million)
Net sales	2,904,566	2,565,556	13.2
Cost of sales	(1,590,958)	(1,378,612)	15.4
% of Net sales	54.8	53.7	104 bps
Direct costs	(1,231,353)	(1,090,287)	12.9
Manufacturing costs	(359,604)	(288,325)	24.7
Gross profit	1,313,609	1,186,944	10.7
% of Net sales	45.2	46.3	(104) bps
MSD&A	(1,086,432)	(936,272)	16.0
% of Net sales	37.4	36.5	91 bps
Other operating income/(expenses)	35,526	2,611	>500
EBIT	262,702	253,283	3.7
EBIT margin %	9.0	9.9	(83) bps
Net financial expenses	(59,063)	(37,621)	57.0
Equity and income of JVs and associated	(9,495)	(19,218)	(50.6)
Foreign currency exchange differences	(17,797)	(65,945)	(73.0)
Results as per adjustment units	(10,722)	(14,026)	(23.6)
Other gains/(losses)	(95)	(13,316)	(99.3)
Non-operating result	(97,172)	(150,125)	(35.3)
Income/(loss) before taxes	165,530	103,158	60.5
Income taxes	11,015	15,267	(27.9)
Net income for the period	176,545	118,425	49.1

Net income attributable to:
The equity holders of the parent	160,944	105,653	52.3
Non-controlling interest	(15,601)	(12,773)	22.1

EBITDA	415,936	379,402	9.6
EBITDA margin %	14.3	14.8	(47) bps

Excluding the non-recurring effect of the sale of a portion of land in Chile in 2Q24(4)
EBIT	234,033	253,283	(7.6)
EBIT margin %	8.1	9.9	(182) bps
EBITDA	387,267	379,402	2.1
EBITDA margin %	13.3	14.8	(146) bps
Net income (attributable to equity holders of the parent)	140,016	105,653	32.5

OTHER INFORMATION
Number of shares	369,502,872	369,502,872
Shares per ADR	2	2

Earnings per share (CLP)	435.6	285.9	52.3
Earnings per ADR (CLP)	871.1	571.9	52.3

Depreciation	153,234	126,119	21.5
Capital Expenditures	160,086	129,448	23.7

4Q24 PRESS RELEASE

Exhibit 3: Segment Information (Fourth Quarter 2024)
	1. Chile Operating segment			2. International Business Operating segment				3. Wine Operating segment			4. Other/eliminations			Total
Fourth Quarter
(In ThHL or CLP million unless stated otherwise)	2024	2023	YoY %	2024	2023	YoY %	Organic YoY %	2024	2023	YoY %	2024	2023	YoY %	2024	2023	YoY %	Organic YoY %

Volumes	6,578	6,280	4.7	3,921	2,736	43.3	(11.5)	339	340	(0.3)	(18)	(23)	(22.5)	10,820	9,332	15.9	(0.1)
Net sales	545,277	496,226	9.9	367,029	19,207	1,810.9	1,442.8	76,974	63,430	21.4	(21,202)	(6,256)	238.9	968,078	572,607	69.1	56.7
Net sales (CLP/HL)	82,892	79,017	4.9	93,616	7,021	1,233.3	1,642.9	226,815	186,345	21.7				89,472	61,356	45.8	56.9
Cost of sales	(301,402)	(266,973)	12.9	(173,698)	(6,915)	2,411.9	1,914.5	(46,172)	(35,964)	28.4	16,278	1,514	975.0	(504,994)	(308,338)	63.8	52.6
% of Net sales	55.3	53.8	147 bps	47.3	36.0	1,132 bps	1100,984 bps	60.0	56.7	328 bps				52.2	53.8	(168) bps	(141) bps
Direct costs	(249,104)	(217,206)	14.7	(130,324)	(10,981)	1,086.8	852.4	(35,979)	(28,711)	25.3	15,655	1,220	1,183.4	(399,752)	(255,679)	56.3	46.3
Manufacturing costs	(52,298)	(49,767)	5.1	(43,375)	4,066	(1,166.8)	(953.9)	(10,193)	(7,253)	40.5	623	294	111.6	(105,242)	(52,659)	99.9	83.4
Gross profit	243,875	229,253	6.4	193,330	12,292	1,472.8	1,177.4	30,802	27,466	12.1	(4,924)	(4,742)	3.8	463,084	264,269	75.2	61.5
% of Net sales	44.7	46.2	(147) bps	52.7	64.0	(1132) bps	(1101) bps	40.0	43.3	(328) bps				47.8	46.2	168 bps	141 bps
MSD&A	(161,932)	(164,438)	(1.5)	(137,166)	12,163	(1,227.8)	(964.4)	(22,653)	(20,554)	10.2	(6,567)	(9,143)	28.2	(328,318)	(181,973)	80.4	62.8
% of Net sales	29.7	33.1	(344) bps	37.4	63.3	(2595) bps	(2784,33) bps	29.4	32.4	(298) bps				33.9	31.8	213 bps	124 bps
Other operating income/(expenses)	1,525	1,640	(7.0)	(185)	6	<(500)	>500	687	895	(23.3)	923	201	360.0	2,950	2,741	7.6	91.6
EBIT	83,468	66,455	25.6	55,979	24,460	128.9	120.8	8,837	7,807	13.2	(10,568)	(13,684)	(22.8)	137,715	85,038	61.9	59.6
EBIT margin	15.3	13.4	192 bps	15.3	127.3	(11,210) bps	(10912,691) bps	11.5	12.3	(83) bps				14.2	14.9	(63) bps	27 bps
EBITDA	106,879	86,925	23.0	72,767	22,096	229.3	216.2	12,222	10,539	16.0	(9,247)	(9,003)	(2.7)	182,621	110,556	65.2	62.6
EBITDA margin	19.6	17.5	208 bps	19.8	115.0	(9,521) bps	(9145,946) bps	15.9	16.6	(74) bps				18.9	19.3	(44) bps	72 bps

4Q24 PRESS RELEASE

Exhibit 4: Segment Information (Twelve months ended on December 31, 2024)
	1. Chile Operating segment			2. International Business Operating segment				3. Wine Operating segment			4. Other/eliminations			Total
YTD as of December
(In ThHL or CLP million unless stated otherwise)	2024	2023	YoY %	2024	2023	YoY %	Organic YoY %	2024	2023	YoY %	2024	2023	YoY %	2024	2023	YoY %	Organic YoY %

Volumes	22,707	22,781	(0.3)	9,780	9,095	7.5	(18.2)	1,361	1,347	1.0	(75)	(87)	(13.5)	33,773	33,137	1.9	(5.2)
Net sales	1,829,244	1,758,971	4.0	850,118	586,484	45.0	28.4	282,638	252,825	11.8	(57,433)	(32,725)	75.5	2,904,566	2,565,556	13.2	9.4
Net sales (CLP/HL)	80,558	77,211	4.3	86,928	64,482	34.8	57.1	207,658	187,698	10.6				86,003	77,423	11.1	15.4
Cost of sales	(1,018,348)	(953,938)	6.8	(440,461)	(285,512)	54.3	37.8	(170,264)	(156,503)	8.8	38,115	17,341	119.8	(1,590,958)	(1,378,612)	15.4	12.0
% of Net sales	55.7	54.2	144 bps	51.8	48.7	313 bps	356,189 bps	60.2	61.9	(166) bps				54.8	53.7	104 bps	126 bps
Direct costs	(824,156)	(770,479)	7.0	(314,853)	(213,849)	47.2	31.8	(131,660)	(124,085)	6.1	39,315	18,127	116.9	(1,231,353)	(1,090,287)	12.9	9.9
Manufacturing costs	(194,192)	(183,459)	5.9	(125,608)	(71,663)	75.3	55.8	(38,604)	(32,418)	19.1	(1,200)	(785)	52.8	(359,604)	(288,325)	24.7	19.9
Gross profit	810,896	805,033	0.7	409,657	300,972	36.1	19.5	112,374	96,323	16.7	(19,318)	(15,384)	25.6	1,313,609	1,186,944	10.7	6.5
% of Net sales	44.3	45.8	(144) bps	48.2	51.3	(313) bps	(356) bps	39.8	38.1	166 bps				45.2	46.3	(104) bps	(126) bps
MSD&A	(608,538)	(601,497)	1.2	(381,386)	(243,405)	56.7	37.9	(84,388)	(77,363)	9.1	(12,121)	(14,007)	(13.5)	(1,086,432)	(936,272)	16.0	11.2
% of Net sales	33.3	34.2	-93 bps	44.9	41.5	336 bps	306,158 bps	29.9	30.6	(74) bps				37.4	36.5	91 bps	57 bps
Other operating income/(expenses)	3,048	1,050	190.4	(1,486)	(13)	<(500)	>500	1,169	1,059	10.4	32,794	516	>500	35,526	2,611	>500	>500
EBIT	205,406	204,586	0.4	26,786	57,553	(53.5)	(54.4)	29,155	20,019	45.6	1,355	(28,875)	(104.7)	262,702	253,283	3.7	3.5
EBIT margin	11.2	11.6	(40) bps	3.2	9.8	(666) bps	(633,088) bps	10.3	7.9	240 bps				9.0	9.9	(83) bps	(54) bps
EBITDA	290,080	283,409	2.4	78,446	85,564	(8.3)	(10.5)	41,829	32,184	30.0	5,582	(21,755)	(125.7)	415,936	379,402	9.6	9.1
EBITDA margin	15.9	16.1	(25) bps	9.2	14.6	(536) bps	(442) bps	14.8	12.7	207 bps				14.3	14.8	(47) bps	(4) bps
Excluding the non-recurring effect of the sale of a portion of land in Chile in 2Q24(4)
EBIT	205,406	204,586	0.4	26,786	57,553	(53.5)	(54.4)	29,155	20,019	45.6	(27,314)	(28,875)	5.4	234,033	253,283	(7.6)	(7.8)
EBITDA	290,080	283,409	2.4	78,446	85,564	(8.3)	(10.5)	41,829	32,184	30.0	(23,087)	(21,755)	(6.1)	387,267	379,402	2.1	1.6
EBITDA margin	15.9	16.1	(25) bps	9.2	14.6	(536) bps	(442) bps	14.8	12.7	207 bps				13.3	14.8	(146) bps	(106) bps

4Q24 PRESS RELEASE

Exhibit 5: Balance Sheet
	December 31	December 31
	2024	2023
	(CLP million)
ASSETS
Cash and cash equivalents	707,123	618,154
Other current assets	1,064,144	983,529
Total current assets	1,771,267	1,601,683

PP&E (net)	1,522,708	1,273,988
Other non current assets	695,742	548,275
Total non current assets	2,218,450	1,822,263
Total assets	3,989,717	3,423,946

LIABILITIES
Short term financial debt	165,654	114,294
Other liabilities	694,353	573,189
Total current liabilities	860,006	687,483

Long term financial debt	1,274,014	1,268,308
Other liabilities	183,181	130,773
Total non current liabilities	1,457,195	1,399,081
Total Liabilities	2,317,202	2,086,564

EQUITY
Paid-in capital	562,693	562,693
Other reserves	(3,288)	(240,200)
Retained earnings	965,778	895,872
Total equity attributable to equity holders of the parent	1,525,183	1,218,365
Non - controlling interest	147,332	119,018
Total equity	1,672,515	1,337,383
Total equity and liabilities	3,989,717	3,423,946

OTHER FINANCIAL INFORMATION

Total Financial Debt	1,439,668	1,382,602

Net Financial Debt	732,545	764,448

Liquidity ratio	2.06	2.33
Total Financial Debt / Capitalization	0.46	0.51
Net Financial Debt / EBITDA	1.76	2.01

4Q24 PRESS RELEASE

Exhibit 6: Summary of the Statement of Cash Flow
	As of December 31 of
YTD December	2024	2023
	(CLP million)
Cash and cash equivalents at beginning of the year	618,154	597,082
Net cash inflows from operating activities	287,517	294,097
Net cash (outflow) from investing activities	(118,294)	(137,232)
Net cash (outflow) flow from financing activities	(125,036)	(118,036)
Net (decrease) increase in cash and cash equivalents	44,187	38,829
Effects of exchange rate changes on cash and cash equivalents	44,782	(17,757)
Increase (decrease) in cash and cash equivalents	88,969	21,072
Cash and cash equivalents at end of the period	707,123	618,154

Exhibit 6: Summary of the Statement of Cash Flow
Fourth Quarter	2024	2023
	(CLP million)
Cash and cash equivalents at beginning of the period	599,279	626,526
Net cash inflows from operating activities	154,163	88,416
Net cash (outflow) from investing activities	(40,286)	(26,181)
Net cash (outflow) flow from financing activities	(57,860)	(59,106)
Net (decrease) increase in cash and cash equivalents	56,017	3,129
Effects of exchange rate changes on cash and cash equivalents	51,827	(11,501)
Increase (decrease) in cash and cash equivalents	107,844	(8,372)
Cash and cash equivalents at end of the period	707,123	618,154

Exhibit 7: Impact on quarterly EBITDA and EBIT from the application of IAS 29 from IFRS in accumulated results in Argentina

Fourth Quarter	2024	2023
	(CLP million)
Consolidated EBITDA	182,621	110,556
Impact of IAS 29 in accumulated results in Argentina	1,095	(24,018)
Impact of IAS 29 in the International Business Operating segment	450	(22,804)
Impact of IAS 29 in the Wine Operating segment	645	(1,215)
Consolidated EBITDA excluding the impact of IAS 29	181,526	134,574

Fourth Quarter	2024	2023
	(CLP million)
Consolidated EBIT	137,715	85,038
Impact of IAS 29 in accumulated results in Argentina	(2,862)	(14,091)
Impact of IAS 29 in the International Business Operating segment	(3,358)	(13,333)
Impact of IAS 29 in the Wine Operating segment	497	(757)
Consolidated EBIT excluding the impact of IAS 29	140,577	99,129

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: February 25, 2025